FOR IMMEDIATE RELEASE                                             PRESS RELEASE


                 SANDELL SEEKS VALUE MAXIMIZATION AT FAIR ISAAC


JUNE 29TH, 2007 (NYSE:FIC)-Sandell Asset Management Corp. ("Sandell") sent a letter today to Dr. Mark N. Greene, Chief Executive Officer of Fair Isaac Corporation. Sandell also disclosed beneficial ownership of 5.0% of shares of Fair Isaac's common stock in a Schedule 13D filed with the Securities and Exchange Commission today. In the letter, Sandell expressed support for Dr. Greene's efforts to improve the operating and financial performance of the Company, but also cautioned that operational turnarounds can be fraught with risk and are sometimes better attempted as a part of a larger organization or in a private ownership context. Further, Sandell urged the Board of Directors to take the following actions:

     o Closely monitor the progress of the turnaround and hold management to clearly defined milestones in a reasonable timeframe.
     o Immediately engage a financial advisor to review the best risk-adjusted alternatives for Fair Isaac and its shareholders including a sale of the Company in whole or in part.
     o Continue to aggressively repurchase shares at the current depressed valuation levels.

"Fair Isaac has excellent products and strong market positions, but there is a clear disconnect between the value that these assets should be able to command in the marketplace and the current value implied by the share price. It is incumbent on management and the board to maximize the value of these assets, either through improved operational and financial performance or through a sale to a strategic or financial buyer," said Thomas E. Sandell, Chief Executive Officer of Sandell Asset Management Corp. "As the process continues, we hope to work constructively with Fair Isaac's management and board to improve the value for all shareholders."



For further information, contact:

Mr. Thomas E. Sandell
Sandell Asset Management Corp.
(212) 603-5700

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organization improvements accruing to the benefit of investors.